UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

                 Switch, Inc.

(Name of Issuer)

                        Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

                               87105L104

(CUSIP Number)

                          March 23, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104		13G	Page 2 of 10
1	NAME OF REPORTING PERSON TSSP Sub-Fund HoldCo LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,413,304
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,413,304
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,413,304
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (1)
12	TYPE OF REPORTING PERSON CO

(1) The calculation is based on a total of 38,350,804 shares of Class A Common Stock (as defined below) outstanding, which includes (i) 35,937,500 share of Class A Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2017, and (ii) 2,413,304 shares of Class A Common Stock deliverable upon redemption of 2,413,304 Units (as defined below) in Switch Ltd.

CUSIP No. 87105L104		13G	Page 3 of 10
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,413,304
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,413,304
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,413,304
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (2)
12	TYPE OF REPORTING PERSON IN

(2) The calculation is based on a total of 38,350,804 shares of Class A Common Stock outstanding, which includes (i) 35,937,500 share of Class A Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2017, and (ii) 2,413,304 shares of Class A Common Stock deliverable upon redemption of 2,413,304 Units in Switch Ltd.

CUSIP No. 87105L104		13G	Page 4 of 10
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,413,304
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,413,304
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,413,304
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)
12	TYPE OF REPORTING PERSON IN

(3) The calculation is based on a total of 38,350,804 shares of Class A Common Stock outstanding, which includes (i) 35,937,500 share of Class A Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2017, and (ii) 2,413,304 shares of Class A Common Stock deliverable upon redemption of 2,413,304 Units in Switch Ltd.

CUSIP No. 87105L104		13G	Page 5 of 10
1	NAME OF REPORTING PERSON Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,413,304
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,413,304
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,413,304
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (4)
12	TYPE OF REPORTING PERSON IN

(4) The calculation is based on a total of 38,350,804 shares of Class A Common Stock outstanding, which includes (i) 35,937,500 share of Class A Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2017, and (ii) 2,413,304 shares of Class A Common Stock deliverable upon redemption of 2,413,304 Units in Switch Ltd.

Item 1	(a).	Name of Issuer: Switch, Inc. (the “Issuer”)
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 7135 S. Decatur Boulevard Las Vegas, Nevada 89118

Item 2	(a).

Name of Person Filing:

This Schedule 13G is being filed jointly by TSSP Sub-Fund HoldCo LLC, a Delaware limited liability company (“Sub-Fund HoldCo”), David Bonderman, James G. Coulter and Alan Waxman (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Sub-Fund HoldCo, is the sole member of TOP III SPV GP, LLC, a Delaware limited liability company, which is the manager of PBB Investments II, LLC, a Delaware limited liability company (the “Fund”), which has exercised its right to redeem 2,413,304 Common Units (the “Units”) of Switch, Ltd. for 2,413,304 shares of Class A Common Stock of the Issuer (the “Shares”). Because of Sub-Fund HoldCo’s relationship to the Fund, Sub-Fund HoldCo may be deemed to beneficially own the Shares.

Sub-Fund HoldCo is managed by its board of directors, whose members are David Bonderman, James G. Coulter and Alan Waxman. Messrs. Bonderman, Coulter and Waxman disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2	(c).	Citizenship: See response to Item 4 of each of the cover pages.
Item 2	(d).	Title of Class of Securities: Class A Common Stock, par value $0.001 per share (“Class A Common Stock”)
Item 2	(e).	CUSIP Number: 87105L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Item 4.	Ownership

(a) AMOUNT BENEFICIALLY OWNED:

See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS:

See responses to Item 11 on each cover page.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

 See responses to Item 7 on each cover page.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2018

TSSP Sub-Fund HoldCo LLC

By: /s / David Stiepleman

Name: David Stiepleman

Title: Vice President

David Bonderman

By: /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of David Bonderman (5)

James G. Coulter

By: /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of James G. Coulter (6)

Alan Waxman

By: /s/ Bradford Berenson

Name: David Stiepleman, on behalf of Alan Waxman (7)

(5) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which is filed herewith as an exhibit.

(6) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which is filed herewith as an exhibit.

(7) David Stiepleman is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated May 20, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13G filed by Mr. Waxman on September 18, 2015 (SEC File No. 005-81344).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*
Exhibit 2	Authorization and Designation Letter, dated March 13, 2018, by David Bonderman.
Exhibit 3	Authorization and Designation Letter, dated March 13, 2018, by James G. Coulter.

 ________

* Incorporated herein by reference to the Agreement of Joint Filing by TSSP Sub-Fund HoldCo LLC, David Bonderman, James G. Coulter and Alex Waxman, dated as of June 20, 2016, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TSSP Sub-Fund HoldCo LLC, David Bonderman, James G. Coulter and Alan Waxman on June 20, 2016.